Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Transcript of Interview with Bloomberg Radio: Bloomberg Baystate Business
December 7, 2021
Shimon Elkabetz (CEO: Tomorrow.io)
Hosts: Tom Moroney, Joe Shortsleeve (Bloomberg)

Joe Shortsleeve

Weather and climate services will reach an estimated $190 billion by 2030, up by an estimated $89 billion in 2020, based on actual and forecast compound annual growth rates. This is from a press release that came out today from Tomorrow.io. Why are we talking about that? Because this weather security platform is planning to go public. Taking a look at a story that moved on Reuters, weather and security platform Tomorrow.io will go public through a merger with a blank check firm in a deal worth nearly $1.2 billion. The deal with special purpose acquisition company Pine Technology Acquisition Corp. is expected to close in the first half of 2022 and will fetch up to $420 million in proceeds for Tomorrow.io. They are Boston-based, in the seaboard. We reached out, and on the phone with us right now is Shimon Elkabetz. He is the Co-Founder and CEO of Tomorrow.io. The company used to be known as ClimaCell, but today it’s Tomorrow.io. Shimon served in the Israeli Air Force for 11 years, where he experienced multiple near death weather-related experiences, stoking a deep fascination with the weather. Alright, Shimon, welcome to the program here on Bloomberg Baystate Business. I mean, forget the SPAC deal. Let’s talk about the Israeli Air Force... No, I’m joking. We can get to that later. So tell us how we got to today?

Shimon Elkabetz

Well, you know, there are many things I can talk about legally. And there are some things I can’t talk about, for [example], you know, everything related to my history in the Air Force. How did we get here today? Tomorrow.io was started by three co-founders, myself Rei and Itai here in Boston when we were attending Harvard Business School and MIT. And we actually built this company based on our experience as users. You know, we’re not scientists or engineers, but we had deep appreciation to the problem and the lack of reliable technology in the jobs we did in the past. And slowly we understood that we’re on to a very big problem, a meaningful one that didn’t just impact us. It’s actually going to impact every person on earth, especially with the volatility, the growing volatility of weather events as a result of climate change. So that’s what brought us to start a company. From the very beginning, we saw the opportunity to build what we call the SpaceX of weather, a company that can truly move the needle on this gigantic problem and do kind-of like once in a lifetime advancements in weather-related technology to improve accuracy and coverage on a global scale, but at the same time, put software automation systems in place, so organizations can actually manage their challenges.

Tom Moroney

Shimon, Tom Moroney on here. So I do know a bit about your company and I know that their words like micro-forecasting. You really get to the granular level. You’re going .. you’re selling your data in some cases to cities and towns that want to know when are we going to send out the snowplows next. But it seems to me ... and you use satellites and you’re in this deal. But I think what I want to hear, and I think what the listeners want to hear: how do you distinguish yourself from all these other entities that are forecasting and weather. They’re going to say, “yes, we get down to a very granular level, we’re going to try to be more accurate.” You’ve said all these things just now what makes you different?

Shimon Elkabetz

Yeah, it’s a great question. And really, this is where the opportunity lies for us. Eventually, to generate a weather forecast, you need the three components. You need observations to understand what’s happening in real time. Then you need models in order to assimilate the observations into them. And then you need computer power to process these observations. All of those three components are generated until today by governmental agencies like NOAA in the US or ECMWF in Europe. And the forecasts, the model outputs eventually, all of the companies we’re all familiar, that we’re using in our phones and such are basically repackaging the forecasts of the government that are published, daily or hourly. And no one is really trying to process and model end-to-end using its own sensing. Now, from the very beginning, we said, “We need two things to help companies adapt to the changing time. One is more accurate technology, and the second is software.” We’ll talk about later what exactly our software is doing. Because when you think about the technology, to really move the needle, you have to innovate on both the sensing as well as the modeling. And that’s what we’re doing. Tomorrow.io creates its own proprietary data. In the past, we started with an approach that we called weather of things. I believe we gave an interview in the past to talk about proprietary ways to sense the environment through IoT devices, connected vehicles and things like that. But the future for us, lies in in our plan towards launching our radar sweep satellites starting next year. But more importantly, something we’re doing already today, which is running our own models in high resolution. So just to give you a sense: if today, the next two day/three day forecasts that the US government is publishing is at about 30 kilometers, the fact that we are running our own model on HPC in the Cloud enables us to really fine tune the resolution to the customer’s needs. It can be one kilometer, it can be 500 meters, it can be three kilometers. But bottom line: we can get really granular. But the fact that we took that technology in-house enables us the flexibility and the ability to really get to the resolution and accuracy that customers really need to make decisions with high confidence. And this is this was not done until today. For sure not at scale by private companies. Just to give you a sense, we’re the architects of a project called Epic, which is NOAA’s effort, NOAA the national agency, the effort of them to take their own models and launch it and processes on the Cloud. We, Tomorrow.io, are the company to orchestrate that project. So just to give you a sense, why we really look at ourselves as the SpaceX of weather. If you want we can elaborate more about the space plan and why it’s so meaningful story.

[Break]

Joe Shortsleeve

Sure, yeah, we’re talking with Shimon Elkabetz, the Co-Founder and CEO of Tomorrow.io. And that was that my exact question these low-Earth satellites and that you’re planning on launching as you move into 2022. What is the calendar there, and when will you start you know actually be getting data that you can use for, you know, well anywhere for private companies?

Shimon Elkabetz

So, basically, second half of 2022 is when we start the launches and we plan to finish the deployment by 2024, if all goes well. We’re making a very good progress on the plan. And it seems very, very exciting. Now, why do we even do that? Why would a stack company a software company decide to go to the space? First of all, because we’re very focused on the mission and on the impact and we’re not, you know, constrained by boxes and definitions of, “oh, we’re a software company, we cannot do things that are beyond our scope.” But more practically, over 5 billion people live outside of radar coverage in the world. It means that you cannot provide farmers insurance in Brazil, in India in Africa. You cannot provide reliable flood alerts to over 5 billion people. Not only that the oceans and the seas are not covered with radar. So every time a hurricane is born in the Atlantic, we have to fly airplanes over the eye of the store to get a scan with a radar of the hurricane to send it back to [unintelligible]. Think about how expensive and inefficient that process is. But the moment you have global coverage of active radars for weather, like the one we’re building, this is going to create a tremendous impact. It will benefit humanity by providing better hurricane forecasting and all of the other effects I mentioned.

Joe Shortsleeve

We’re going to continue the conversation with Shimon Elkabetz. He is the CEO and Co-Founder of Tomorrow.io. He’s agreed to stay with us so don’t go anywhere. But let’s get over to the news desk anytime.

[Break]

Tom Moroney

Thank you very much. Let’s continue our conversation with Shimon Elkabetz. He’s one of the founders and now CEO of what is called Tomorrow.io. It used to be ClimaCell. It’s a weather forecasting company in the sea port and we’re talking about how they want to take it to the next level through a SPAC deal in large part with Pine Technology Acquisition Corp., expected to fetch up to $420 million in proceeds for this company. Shimon, I’m fascinated by this question about where do we get our weather now, and as you say, and you’re absolutely right about this, most of it is repackaged through various outlets from the government. And you’re saying doesn’t have to be this way, doesn’t have to stay this way. But here’s what I’m wondering: so the government’s giving me weather and I’m paying for this, I’m a taxpayer, and you’re going to give me weather in the private sector. There’s a couple of questions that arise from this. If they’re giving me the weather now. Why do I need you? And if you say, “well, I’ll do it better.” Why do I need them? Is this going to result, if you do what you want to do, is this ultimately going to result in the shakeout of an industry? In other words, will we see a shift from taxpayer-funded weather forecasting to the private sector?

Shimon Elkabetz

So first of all, let’s not think in such a binary way, okay. Let’s look at an example that we have in the space industry where SpaceX is not replacing NASA. It’s augmenting and supporting them. And, you know, I’ve been in the military for many years, and one of the things I was amazed is that such an important domain of our life, weather and climate technology, is still led by governmental agencies. Imagine we had to rely on a governmental agency to develop a COVID-19 vaccine in 2021? It’s not possible, right? So the goal is not to replace or compete with the government. The goal is to improve weather intelligence, and we’ll get back to that point.

Tom Moroney

That sounds redundant to me. Why should I pay for it? So I live in Quincy? And I know Quincy takes advantage of your services. So I’m, I’m a taxpayer in Quincy. I’m paying in part for your services through my city. And I’m also paying for it as a federal taxpayer. I mean, let’s cut the ... let’s get simple. Let’s get binary.

Shimon Elkabetz

So let me give you two examples. All right. The first one is that when you think about us as additional expense, I think you don’t get it in the right way, because if today the government spent $3 billion on a single satellite with passive sensors, that is stationary and looking only North America. With $100 million, you can build a constellation of active radars that will provide better data and will cover the entire world. So if the government stopped spending $3 billion to develop its own satellites and would start buying satellites from companies like Tomorrow.io, here you go, you save money, and you’ve got a better service. Another example, speaking of Quincy, which is a dear customer of [ours] like many other cities. We are not a forecast service. We are a business intelligence platform, meaning that our goal in the software that we have built and the business model that we have [unintelligible] is to help customers make better decisions. The software that we provide is giving the ability to automate workflows and decisions. For example, when to remove snow and where exactly or when specifically flood is going to happen and when to station the people and the crews in order to overcome the flood. This is not what the government is doing. The government is forecasting weather and it’s providing raw data. We’re providing a software solution that helps automate the decision and creates a different level of value that creates ... actually savings for the city. Because, if the city today uses raw data, and make decisions on a manual basis, that does not help the city actually overcome every challenge and every source. Then by purchasing the software that helps you save money on some flowing or whatnot, here is the taxpayer savings. So I guess it’s very easy to fall into the trap of, “oh, so it means I’m gonna have to buy my forecast.” No, you don’t have to buy the forecast. Our goal is to improve forecasts for humanity and in the way we built a software that is helping businesses save money. Not additional expense, it’s additional ways to actually create business value and ROI.

[Break]

Joe Shortsleeve

Shimon Elkabetz is the CEO of Tomorrow.io. We’ve only got about 90 seconds left here Shimon. Your clients are impressive along with Uber, Ford, Delta Airlines, JetBlue Airways, National Grid and the US Air Force. We’d love an example of what you’re doing with these particular clients. For example, what are you doing for Ford Motor Company?

Shimon Elkabetz

Yeah, it can be anywhere from the NASCAR performance team that is using us in real time to decide about tires, to helping vehicles get smarter decisions around routing and things like that. But if I may, I would like to say that ... you didn’t ask me a specific question about it, but there’ll be a little [unintelligible] here. What I want to do is I want to give them from the following message to the listeners who think about starting their own companies and to investors to think about investing in new startups. We need more technologies that are focused on climate change adaptation or mitigation. This is a huge problem. Most of the investments go into what I consider to be privileged people solving privileged people problems. And it’s time for us to wake up and build meaningful ventures, like Tomorrow.io, but we can build many, many others to help everyone overcome these huge problems.

Joe Shortsleeve

Shimon Elkabetz is the CEO and Co-Founder of Tomorrow.io and he is on the program today because they’re going to be going public in a you know $1.2 billion SPAC deal in the second half of 2022. Thank you very much for taking time and joining us on Bloomberg Baystate Business.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.